UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 9)*

INNOVIVA, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45781M101
(CUSIP Number)

Victoria A. Whyte
GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex TW8 9GS
England
Telephone: +44 (0)208 047 5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45781M101	Page 2

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). GlaxoSmithKline plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 45781M101	Page 3

This Amendment No. 9 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on December 9, 2010 (as amended by Amendment No. 1 filed on April 2, 2012, Amendment No. 2 filed on May 16, 2012, Amendment No. 3 filed on August 1, 2013, Amendment No. 4 filed on November 4, 2014, Amendment No. 5 filed on August 25, 2016, Amendment No. 6 filed on April 13, 2017, Amendment No. 7 filed on April 10, 2018 and Amendment No. 8 filed on February 12, 2021, the “Schedule 13D” and as amended by this Amendment No. 9, the “Statement”) with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”) of Innoviva, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principle executive offices are located at 2000 Sierra Point Parkway, Suite 500, Brisbane, CA 94005.

GlaxoSmithKline plc is filing this amendment to amend and restate Item 4 in its entirety.

Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached.

Item 4. Purpose of Transaction.

Item 4 is hereby superseded and replaced to read in full as follows:

Pursuant to a share repurchase agreement by and between Glaxo Group Limited ("GGL"), an indirect wholly owned subsidiary of the Reporting Person, and Innoviva, Inc. (the "Issuer") dated as of May 20, 2021 (the “Repurchase Agreement”), the Reporting Person sold 32,005,260 shares of its common stock, par value $0.01 per share, to the Issuer, representing all of the shares of common stock owned by the Reporting Person or its affiliates. The purchase price under the Repurchase Agreement was $12.25 per share, resulting in a total consideration of $392,064,435. The transaction closed on May 25, 2021.

CUSIP No. 45781M101	Page 4

Item 5.   Interest in Securities of the Issuer.

The disclosure previously contained in Item 5 is hereby superseded and replaced to read as follows:

(a), (b)	As a result of the consummation of the Repurchase Agreement, the Reporting Person no longer has beneficial ownership of any shares of the Issuer’s Common Stock.

(c)	Except as set forth in Item 4 of this Schedule 13D, neither the Reporting Person nor, to the best knowledge of the Reporting Person, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Shares during the past 60 days.

(d)	No person other than the Reporting Person and GGL has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

(e)	The Reporting Person ceased to be a beneficial owner of 5% or more of the Issuer’s Common Stock on the Effective Time. Therefore, this is the final amendment to the Statement and an exit filing for the Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 4 is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Descriptions of documents set forth on this Schedule are qualified in their entirety by reference to the exhibits listed in this Item 7.

Exhibit	Name
7	Share Repurchase Agreement by and between the Issuer and Glaxo Group Limited dated as of May 20, 2021, a copy of which is incorporated herein by reference from Exhibit 10.1 to the amended current report on Form 8-K filed by the Issuer on May 20, 2021.

CUSIP No. 45781M101	Page 5

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2021

GLAXOSMITHKLINE PLC

By:	/s/ Victoria A. Whyte
Victoria A. Whyte Authorized Signatory

CUSIP No. 45781M101	Page 6

Schedule 1

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Charles Bancroft	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Manvinder Singh Banga	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British & Indian
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US
Dr Anne Beal	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr. Vivienne Cox	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr Laurie Glimcher	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US

CUSIP No. 45781M101	Page 7

Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British
Urs Rohner	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Swiss
Sir Jonathan Symonds	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British

Corporate Executive Team
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Dr. Hal Barron	269 E. Grand Avenue, South San Francisco, CA 94080	Chief Scientific Officer & President, R&D	US
Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Vaccines	Irish
Diana Conrad	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resoures	Canadian
James Ford	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President & General Counsel	British & US
Nick Hirons	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Ethics and Compliance	British & US
Sally Jackson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Communications and CEO Office	British

CUSIP No. 45781M101	Page 8

Iain MacKay	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director & Chief Financial Officer	British
Brian McNamara	184 Liberty Corner Road Warren NJ, 07059	Chief Executive Officer, GSK Consumer Healthcare	US
Luke Miels	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Pharmaceuticals	Australian
David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British
Regis Simard	980 Great West Road Brentford Middlesex, England TW8 9GS	President Pharmaceutical Supply Chain	French & British
Karenann Terrell	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Digital and Technology Officer	Canadian
Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Affairs	British
Deborah Waterhouse	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Executive Officer of ViiV Healthcare	British